UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Modular Medical, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

60785L108

(CUSIP Number)

Paul DiPerna

17995 Bear Valley Lane

Escondido, CA 92027

949 370-9062

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 24, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60785L108	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Paul DiPerna
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF/ OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,523,430
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 7,523,430
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,523,430
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.07%
14.	TYPE OF REPORTING PERSON (see instructions) IN

* Percentage of class calculated based on 15,983,272 total outstanding shares of Common Stock as of July 24, 2017, as reported in the Company’s Current Report on Form 8-K for filed with the Securities and Exchange Commission (“SEC”) on July 28, 2017.

CUSIP No. 60785L108	13D	Page 3 of 5 Pages

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Modular Medical, Inc., a Nevada corporation (the “Company”), whose principal executive offices are located at 17995 Bear Valley Lane Escondido, CA 92027.

Item 2.  Identity and Background.

(a)	The persons filing this statement is Paul DiPerna, a citizen of the United States of America.

(b)	The address of Mr. DiPerna is 17995 Bear Valley Lane Escondido, CA 92027.

(c)	Mr. DiPerna serves as a Chairman, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer of the Company.

(d)	– (e) During the past five years, Mr. DiPerna has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Mr. DiPerna is a citizen of the United States of America.

Item 3.  Source or Amount of Funds or Other Consideration.

On July 24, 2017, the Company entered into a Reorganization and Share Exchange Agreement with Quasuras Inc. (“Quasuras”), Mr. DiPerna and the other shareholders of Quasuras (the “Acquisition Agreement”), pursuant to which, among other items, the Company acquired all of the issued and outstanding capital stock of Quasuras from the shareholders of Quasuras, including the shares owned by Mr. DiPerna for which Mr. DiPerna received in exchange for his shares of Quasuras, 7,220,400 shares of the Company’s Common Stock (the “Acquisition”). Simultaneously with the Acquisition, Mr. DiPerna purchased from the Company, pursuant to a Common Stock Purchase Agreement dated as of July 24, 2017 (the “SPA”), 303,030 shares of the Company’s Common Stock, (the “Private Placement”).

The aggregate 7,523,430 shares of Common Stock beneficially owned by Mr. DiPerna consists of (i) 7,220,400 shares acquired in the Acquisition and (ii) 303,030 shares acquired in the Private Placement.

The funds for the purchase of the shares of Common Stock received in the Private Placement were personal funds and the consideration for the shares received in the Acquisition were from the exchange of the shares of Quasuras. No borrowed funds were used to purchase the any of the shares.

CUSIP No. 60785L108	13D	Page 4 of 5 Pages

Item 4.  Purpose of Transaction.

The purpose of the transactions was for the Company to acquire Quasuras and for investment purposes.  The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) - (e)

As of the date hereof, Mr. DiPerna beneficially owns 7,523,430 shares of Common Stock, constituting 47.07% of the issued and outstanding shares, based upon 15,983,272 shares of Common Stock outstanding as of July 24, 2017.  Mr. DiPerna has the sole power to vote or direct the vote of 7,523,430 shares of Common Stock and the shared power to vote or direct the vote of 0 shares of Common Stock.  Mr. DiPerna has the sole power to dispose or direct the disposition of 7,523,430 shares of Common Stock and the shared power to dispose or direct the disposition of 0 shares of Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 above is incorporated by reference in its entirety in this Item 6. Except for the SPA and the Acquisition Agreement described in Item 4 above, Mr. DiPerna does not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Company.

Item 7.  Material to Be Filed as Exhibits.

N/A

CUSIP No. 60785L108	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2017

Paul DiPerna

/s/ Paul DiPerna